Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

On December 10, 2021, the following communication was made available by Getty Images on LinkedIn:

Today is a big day for our company. It is the first step on the path to going public!

Getty Images has entered into a business combination agreement with CC Neuberger Principal Holdings II to help us get there.

Worldwide, people and businesses turn to Getty Images, iStock, and Unsplash to convey their story and build a connection with their audiences. Our iconic brands offer solutions that cut through the noise, grab attention and create long-lasting connections and we look forward to continuing to provide incredible products.

Thank you to our customers, our partners, our contributors, and our staff who helped us get to where we are today. We are thrilled about this next step and the long-term future of Getty Images.

For more information: http://press.gettyimages.com/getty-images-to-become-publicly-traded-company-through-combination-with-cc-neuberger-principal-holdings-ii/

On December 10, 2021, the following communication was made available by Craig Peters, CEO of Getty Images on LinkedIn:

Today is a significant day in Getty Images’ 26-year history. We are taking the first steps on our way to returning to the public markets through a business combination agreement with CC Neuberger Principal Holdings II. When this deal is completed, Getty Images will once again become a publicly traded company.

I would like to take a moment to thank our employees, customers, partners and contributors – all of whom have driven our ongoing success over the years. We could not be more excited to continue creating long-lasting connections and providing incredible products in this next phase of our evolution.

For more information about this incredible milestone: https://www.linkedin.com/posts/craig-peters-45463512_getty-images-to-become-publicly-traded-company-activity-6875036579996532736-Vcox

On December 10, 2021, the following communication was made available by Getty Images on Twitter:

Getty Images to Become Publicly Traded Company Through Combination with CC Neuberger Principal Holdings II. http://press.gettyimages.com/getty-images-to-become-publicly-traded-company-through-combination-with-cc-neuberger-principal-holdings-ii/

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Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Griffey Global Holdings, Inc. (“Getty Images“), CC Neuberger Principal Holdings II (“CCNB”), Vector Holding, LLC (“New CCNB”) and the other parties to the Business Combination Agreement, dated December 9, 2021 (the “Business Combination Agreement”), New CCNB intends to file a registration statement on Form S-4 (as may be amended from time to time, the“Registration Statement”) that includes a preliminary proxy statement and a preliminary prospectus of New CCNB, and after the Registration statement is declared effective, New CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents regarding this Business Combination with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, Getty Images and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, Getty Images and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that CCNB intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or Getty Images’ possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or Getty Images’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Getty Images‘ or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of Getty Images or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Getty Images may be adversely affected by other economic, business, and/or competitive factors; (l) Getty Images’ estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getty Images and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getty Images nor CCNB gives any assurance that either Getty Images or CCNB will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Getty Images and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.